

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2011

Michael Killman
Chief Financial Officer, Principal Accounting Officer
AGR Tools, Inc.
100 Lido Circle, Suite C-1
Lakeway, TX 78724

> **Re:**   **AGR Tools, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-52043**

Dear Mr. Killman:

We have reviewed your filing and have the following comments. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents. In some of our comments, we
may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by
providing the requested information, or by advising us when you will provide the
requested response. If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Revenues, page 9

1.   Please revise future filings to specifically discuss the underlying reasons for the
        changes in revenues and cost of goods sold. That is, you currently state that the

change in revenues is due to decrease in building activities. We note that you offer various products to various industries, including construction, building and demolition industries. Discuss the impact of changes in your selling price and units sold for each of your products or services for all periods presented.

Item 8. Financial Statements and Supplementary Data, page 10

Consolidated Statements of Operations, page F-3

2.   Please tell us why bad debt expense is a negative number for the year ended June 30, 2010 and during the quarters ended September 30 and December 31, 2010.

3.   Please tell us the reasons for the significant increase in wages and benefits for the year ended June 30, 2010.

Consolidated Statements of Stockholder's Equity (Deficit), page F-4

4.   Please tell us the nature of the 59,455,000 shares that you classify as "effect of reverse merger." We note your disclosure in the filing that upon consummation of the agreement, you issued 46,186,516 shares to the shareholders of AGR USA. Tell us the basis for your accounting treatment as a reverse merger since the shareholders of AGR USA appear to have only received 43% of total outstanding shares.

5.   We note that as part of the transaction, 25,000,000 of shares were to be cancelled. Tell us whether your equity balances reflects this cancellation of shares. In addition, tell us how the cancellation of these shares impacts your accounting treatment for this transaction.

Note 2. Going Concern, page F-7

6.   The audit report indicates that management's plan to continue the business as a going concern is addressed in Note 2. However, we do not see disclosure about management's plan in Note 2. Please revise future filings to specifically describe management's plan to continue the business as a going concern. Please include a discussion of your liquidity needs for the next twelve months and your plans to raise the necessary financing. Please provide us a draft of the disclosure you plan to include in future filings. Refer to FRC 607.02.

Note 3. Summary of Significant Accounting Policies, page F-7

f) Advances Receivable, page F-8

7.   Please tell us your basis for recording the allowance for doubtful accounts related to advances to the independent contractors that were placed on the payroll on October 31, 2009 and why this expense was not reflected as compensation.

g) Inventory, page F-8

8.   Please tell us whether the inventory balance is net of any reserves. If not, please describe the reasons for why you believe that reserves were not necessary, including a discussion of the age and the types of inventory you hold.

l) Revenue Recognition, page F-9

9.   Please expand the revenue recognition policy disclosure to more specifically describe how you apply each of the criteria you outline in your circumstances. For instance, clarify how you determine that the sales price is fixed and determinable, clarify when title passes, identify when you consider delivery to have occurred and disclose how you determine collectability is reasonably assured.

10.   Please tell us of any significant terms in your arrangements with customers, such as, post delivery obligations, refund rights, customer acceptance, discounts, bill and hold, etc., and how they would impact the amount and timing of revenue recognized. If you provide customers with a product warranty, disclose how you account for that obligation and, if material, provide the roll-forward required by ASC 460-10-50-8.

11.   Please tell us why it is appropriate to recognize revenue on sales to dealers prior to sell through by those dealers. Also, confirm that there are no instances where receivables from dealers are not due and payable until goods purchased from you are sold by the dealers.

Note 6. Acquisition, page F-12

12.   We note your statement that management of AGR USA retains control of the company after the acquisition, which closed on May 27, 2010. Please provide us an analysis of the equity transactions and the ownership after consummation of the acquisition. Please reconcile this discussion to the Statement of Stockholder's Equity (Deficit).

13.   Please tell us how you concluded that the transaction with AGR USA resulted in a reverse merger recapitalization. Provide us the specific factors and circumstances that you considered in your analysis. Please refer to FASB ASC 805-40.

14.   We note your disclosure on page F-12 of the fair value of the net assets acquired. Please tell us why you are providing the fair value of the net assets acquired when the transaction is referred to as a reverse merger accounted as a recapitalization. In addition, we reference your discussion on page F-6 that the consolidated financial statements reflect the assets and liabilities of AGR USA at their carrying value before the combination. Please clarify your accounting treatment for the assets and liabilities of AGR USA and your basis in the accounting literature for recording the net assets acquired at fair value.

Note 7. Related Party Transactions, page F-13

15.   Please tell us why you have not disclosed the significant related party transactions included in Note 7 on page F-13 on the face of your financial statements. Please refer to the requirements in Rule 4-08(k) of Regulation S-X and FASB ASC 850-10-50.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief